FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                  2 July 2002

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square

                               Edinburgh EH2 2YE

                                    Scotland


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  x                        Form 40-F
                         ---                                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                             No  x
                        ---                            ---

   Rule 12g3-2(b): 82 - __________________

                                    The following information was issued as

                                    Company announcements, in London, England

                                    and is furnished pursuant to General

                                    Instruction B to the General Instructions

                                    to Form 6-K:

The Royal Bank of Scotland Group plc (the "Company")

Scrip Dividend - Application for Admission

21,275,295 new ordinary shares of 25p each in the Company ("New Shares") have been allotted as fully paid up under the Company's Scrip Dividend Scheme. These New Shares rank pari passu in all respects with the existing shares of the Company. Application has been made to the London Stock Exchange and the UK Listing Authority for these New Shares to be admitted to the Official List. Admission will be effective on 7 June 2002.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and Waterhouse Square, 138-142 Holborn, London, EC1N 2TN, and at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel. no. 020 7676 1000.

06 June 2002

END

Citizens Financial Group, a wholly owned subsidiary of The Royal Bank of Scotland Group has agreed to purchase Medford Bancorp, Inc in a cash transaction for $273 million.

Medford Bancorp is a Massachusetts savings bank operating 19 branches in Middlesex County which contains prosperous suburbs west and north of Boston. Medford Bancorp's focus is on community banking and has $1.1 billion of retail deposits and $0.7 billion of loans, principally in residential mortgages.

The transaction is subject to Medford shareholder and US regulatory approval and is expected to complete in the final quarter 2002.

Fred Goodwin, Group Chief Executive, The Royal Bank of Scotland Group said:
"This is a small tactical acquisition that will be fully absorbed into the Citizens Group. It is forecast to be accretive for our shareholders, and usefully enhances Citizens' network in a very prosperous part of New England."

For further information please contact:

Fred Watt, Group Finance Director                   0131 523 2028
Howard Moody, Group Director, Communications        0131 523 2056
Jonathan Atack                                      020 7427 9574/07876 145345

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Sir George Ross Mathewson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir George Ross Mathewson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

283

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

247,790

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Sir George Ross Mathewson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

2,962

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

250,752

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Iain Samuel Robertson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Iain Samuel Robertson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

1,728

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

119,937

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Robert Avisson Scott

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs Joanne Rose Scott

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

8

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

1,445

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

William Moore Wilson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William Moore Wilson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

111

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

9,532

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

William Moore Wilson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs Margaret Roan Wilson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

15

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

9,547

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Norman Cardie McLuskie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

1,769

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

147,654

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Norman Cardie McLuskie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Norman Cardie McLuskie

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7) Number of shares/amount of
stock acquired

163

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

(pound)18.394

13) Date of transaction

7 June 2002

14) Date company informed

12 June 2002

15) Total holding following this notification

145,885

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Mr Hew Campbell, Head of Group Secretariat

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 13 June 2002

THE ROYAL BANK OF SCOTLAND GROUP plc

The Royal Bank of Scotland Group plc ("the Group") announces that, following the appointment of Colin Alexander Mason Buchan as a non-executive director, no details in connection with Section 6.F.2 of the Listing Rules require to be disclosed.

In respect of Section 16.4 of the Listing Rules, the Group announces that Colin Buchan was appointed as a director of Merrill Lynch World Mining Trust plc on 25 July 2001.




17 June 2002

                      The Royal Bank of Scotland Group plc
                           Pre-Close Trading Up-date

27 June 2002

The Royal Bank of Scotland Group ("RBS") will be holding discussions with analysts ahead of its close period for the half year ending 30 June 2002. This statement details the information that will be covered in those discussions.

RBS has continued to make strong progress in the first half of 2002. Key features of its interim results, which will be released on 7 August, are expected to include continued strong growth in income, a further improvement in efficiency and stable margins. The increased targets for NatWest integration benefits are being met and excellent progress is being made on the integration of the Mellon Regional Franchise by Citizens.

Income:

RBS has continued to achieve strong growth in income. While lower stock market values have affected income growth in Wealth Management, income growth elsewhere is strong, especially in Citizens, Direct Line and Retail Direct.

Expenses:

Expenses have grown to support the increased levels of income, however income growth has again comfortably exceeded expense growth in the first half of 2002, and this relative movement has led to a further improvement in the Group's cost:income ratio.

Credit Quality:

Overall credit quality remains strong, with no material change to the distribution by grade of our lending portfolio compared with the position disclosed in the results presentation in February.

Provisions:

The charge for provisions continues at a level consistent with the second half of 2001 and the growth in the loan book, and is in line with expectations. Ratios for risk elements in lending and provision coverage remain in line with levels at the end of last year.

Margins:

The Group net interest margin has remained stable. Improved lending margins have offset the downward pressure on deposit margins arising from lower interest rates.

Integration:

The increased targets for benefits in relation to the integration of NatWest are being met and the integration programme remains fully on track. In the United States, the integration of the Mellon Regional Franchise by Citizens is running ahead of plan.

Capital:

Capital ratios remain in line with those reported in February and the anticipated rate of capital generation is sufficient to meet foreseeable requirements.

Accounting Policy Changes:

Implementation of FRS19 (Deferred Tax) and UITF Abstract 33 (Capital Instruments) has not had a material effect on the Group's results for the current and prior periods. The Group will be implementing FRS17 (Retirement Benefits) with effect from 1 January 2003; early implementation in 2002 would not have had a material effect on the Group's results.

Fred Goodwin, Group Chief Executive, commented:

"Strong income growth and improved efficiency will again be key features when we report our half year results. Our view of credit provisioning and credit quality is unchanged from that discussed in detail in February. The Group continues to perform well and in line with expectations. We believe that the interim results will portray a very positive picture of the Group's progress."

=================================================
End
For further information please contact:
Fred Goodwin, Group Chief Executive                          0131 556 8555
Fred Watt, Group Finance Director                            0131 556 8555
Jonathan Atack, Head of Investor Relations                   020 7427 9574
Howard Moody, Group Director, Communications                 0131 523 2056

This announcement contains forward looking statements. These statements are based on current expectations and are subject to a number of risks and uncertainties. The factors that might cause forward looking statements to differ materially from actual results include, among other things, regulatory and economic factors. RBS assumes no responsibility to update any of the forward looking statements contained herein nor should anything in this announcement be taken as a profit forecast.

National Westminster Bank Plc ("NatWest") - Form 20-F

In accordance with the US Securities Exchange Act of 1934, NatWest has today filed with the Securities and Exchange Commission its Annual Report on Form 20-F for the year ended 31 December 2001. Copies will be available from the registered office of NatWest at 135 Bishopsgate, London, EC2M 3UR from Friday, 5 July 2002.

1 July 2002

End

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange

          Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



          2 July 2002



                                          THE ROYAL BANK OF SCOTLAND GROUP plc
                                                                   (Registrant)

                                          By: /s/ H Campbell
                                             ---------------------------------
                                             Name:  H Campbell
                                             Title: Head of Group Secretariat